Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management’s Discussion and Analysis of Financial Condition
     The following Management’s Discussion and Analysis of Financial Condition contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding:
•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	global and regional political conditions; and

•	acts of terrorism and other hostilities.
     We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents to which we refer you in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.
     FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the company,” “we,” “us,” or “our.” The Management’s Discussion and Analysis of Financial Condition should be read in conjunction with our unaudited consolidated financial statements and the accompanying notes thereto, which are included elsewhere in this report.

General
     We are a shipping company that currently operates three vessels in the drybulk shipping market through our wholly owned subsidiaries. We were formed on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of the ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”
     On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check corporation organized under the laws of the State of Delaware. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.
     Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board.
     The operations of our vessels are managed by Free Bulkers, an affiliated Marshall Islands corporation. Free Bulkers provides us with a wide range of shipping services at a fee per vessel. These services include technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry docking of vessels, commercial management regarding identifying suitable vessel charter opportunities, and certain accounting services. Free Bulkers has entered into an agreement with Safbulk, a company controlled by one of our affiliates, for the commercial management of our fleet.
     Through the quarter ended March 31, 2007, our fleet consisted of three Handysize vessels that carried a variety of drybulk commodities, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We sold one of our vessels, the M/V Free Fighter, on April 27, 2007 for $11,075,000. As of July 31, 2007, our fleet consisted of the following vessels:

Date of
Owner	Incorporation	Name	Date of Acquisition
Adventure Two S.A.	February 5, 2004(1)	Free Destiny	August 3, 2004
Adventure Three S.A.	February 5, 2004(1)	Free Envoy	September 20, 2004
Adventure Six S.A.	April 30, 2007(2)	Free Hero	July 3, 2007

(1)	These ship-owning entities were formed by our initial shareholders to acquire the vessels, and are now our wholly owned subsidiaries.

(2)	This ship-owning entity is our wholly owned subsidiary.
Recent Developments
     On April 27, 2007, we sold the M/V Free Fighter for $11,075,000 and repaid $2,330,000 on Advance A and $2,470,000 on Advance B of the loans with First Business Bank using proceeds from the sale of that vessel to make these payments.

     On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase four secondhand drybulk carriers, the M/V Free Hero, M/V Free Jupiter, M/V Free Iris and M/V Free Gentleman, from non-affiliated parties for a total purchase price of $114.0 million. In accordance with the memoranda of agreement, we provided deposits totaling $11.4 million to the respective sellers of the above four vessels. We obtained the funds for the deposits from a $5.5 million draw on the $14.0 million unsecured shareholder loan described below and $5.9 million from our cash on hand, primarily resulting from the sale of the M/V Free Fighter in April 2007. We anticipated financing the remaining $102.6 million of the purchase prices of the above vessels, due upon their respective deliveries, by utilizing the following: (i) up to $68.0 million in a senior secured loan from HSH Nordbank AG; (ii) up to $21.5 million in a junior loan from BTMU Capital Corporation, an affiliate of the Bank of Tokyo Mitsubishi; (iii) the remaining $8.5 million of the $14.0 million unsecured shareholder loan (which was drawn down on June 22, 2007 as discussed further below); (iv) cash on hand from operations and (v) an overdraft credit facility of $4 million available from Hollandsche Bank — Unie N.V.
     We took delivery of the M/V Free Hero on July 3, 2007 and we paid the $22.7 million remaining balance, net of the deposit paid, of the $25.25 million purchase price using $20.4 million from the above described senior and junior financing sources and $2.3 million from cash on hand. The vessel is currently subject to a $14,500 per day time charter expiring in December 2008, with a charterer’s option for extension until February 2009. We expect to take delivery of the M/V Free Jupiter in August or September 2007. The purchase price for the M/V Free Jupiter is $47.0 million and we expect to utilize the above-described financing sources to pay the remaining $42.3 million balance of the purchase price due upon delivery.
     Due to a dispute between third parties unrelated to us and the sellers of the M/V Free Gentleman and M/V Free Iris, which would have resulted in the vessels not being delivered as per the terms of their respective memoranda of agreement, we decided, in agreement with the sellers, to terminate those agreements on July 27, 2007, with immediate return of the full deposits for such vessels totaling $4.25 million. We intend to seek to replace the two undelivered vessels with alternative tonnage of similar profile and return characteristics in an effort to expand our fleet in the Handysize/Handymax segment. We intend to utilize our available cash and the remainder of our existing credit facilities as described above for any future near term acquisitions.
     The following table details the vessels acquired and to be acquired.

Name	Class	DWT	Built	Flag	Purchase Price	Delivery Date	Employment
Free Jupiter	Handymax	47,777	2002	Marshall Islands	$47.00 million(1)	Aug/Sept 2007	3-year time charter through September 2010 at $32,000 per day for first year, $28,000 per day for second year, and $24,000 per day for third year

Free Hero	Handysize	24,318	1995	Marshall Islands	$25.25 million(1)	Delivered July 3, 2007	Currently fixed to 2-year time charter through Dec 08/Feb 09

(1)	The purchase price for each of the M/V Free Hero and the M/V Free Jupiter were specifically negotiated for each vessel based on its particular attributes (i.e., based on factors including the vessel’s age, builder, configuration and condition).

     The M/V Free Destiny and M/V Free Envoy have a combined carrying capacity of 51,000 dwt, a combined book value of $10.3 million, and an average age of 24 years. As a result of the acquisition of the M/V Free Hero and the M/V Free Jupiter, which we expect to be delivered in August or September 2007, we will increase the aggregate dwt of our fleet to approximately 123,000 dwt, increase the aggregate book value of our fleet to $82.6 million, and reduce the average age of our fleet to 16 years.
     The $14.0 million loan from one of our principal shareholders was signed on May 7, 2007 and accrues interest on the outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40 million in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the note. Additionally, we agreed to issue to that shareholder, for every $1.0 million drawn under the loan, 50,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. On May 8, 2007, we drew down $5.5 million from the shareholder loan in connection with the deposits to be posted under the memoranda of agreement for the acquisition of the vessels. On June 22, 2007, we drew down the remaining $8.5 million from the shareholder loan in anticipation of taking delivery of the M/V Free Gentleman, which delivery, however, was never completed as discussed above. We have issued the shareholder 700,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share in connection with such draw downs.
Acquisition of Vessels
     From time to time as opportunities arise, we intend to acquire additional secondhand drybulk carriers. We recently accepted delivery of the M/V Free Hero and are currently under contract to acquire the M/V Free Jupiter, as described above under “Recent Developments.” Vessels are generally acquired free of charter. The M/V Free Hero, was acquired subject to a novation, or assumption, of its existing charter, and the M/V Free Jupiter is being acquired free of charter. If no charter is in place when a vessel is acquired, we usually enter into a new charter contract. The shipping industry uses income days (also referred to as “voyage” or “operating” days) to measure the number of days in a period during which vessels actually generate revenues.
     Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without a charter) as the acquisition of an asset rather than a business. When we acquire a vessel, we conduct, also consistent with shipping industry practice, an inspection of the physical condition of the vessel, unless practical considerations do not allow such an inspection. We also examine the vessel’s classification society records. We do not obtain any historical operating data for the vessel from the seller. We do not consider that information material to our decision on acquiring the vessel.
     Most vessels are sold pursuant to a standard agreement that, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect the historical operating data of the vessel.
     Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records and log books, including past financial records and accounts related to the vessel. Upon the change in ownership, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state, in the event buyer determines to change the vessel’s flag state.
     It is rare in the shipping industry for the last charterer of a vessel from a seller to continue as the first charterer of the vessel from the buyer. Where a vessel has been under a voyage charter, the seller delivers the vessel free of charter to the buyer. When a vessel is under time charter and the buyer wishes to assume that charter, the buyer cannot acquire the vessel without the charterer’s consent and an agreement between the buyer and the charterer for the buyer to assume the charter. The purchase of a vessel does not in itself transfer the charter because the charter is a separate service agreement between the former vessel owner and the charterer.

     When we acquire a vessel and want to assume or renegotiate a related time charter, we must take the following steps:
•	Obtain the charterer’s consent to us as the new owner;

•	Obtain the charterer’s consent to a new technical manager;

•	Obtain the charterer’s consent to a new flag for the vessel, if applicable;

•	Arrange for a new crew for the vessel;

•	Replace all hired equipment on board the vessel, such as gas cylinders and communication equipment;

•	Negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	Register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state, if we change the flag state;

•	Implement a new planned maintenance program for the vessel; and

•	Ensure that the new technical manager obtains new certificates of compliance with the safety and vessel security regulations of the flag state.
     Our business comprises the following primary components:
•	Employment and operation of our drybulk carriers; and

•	Management of the financial, general and administrative elements involved in the ownership and operation of our drybulk vessels.
     The employment and operation of our vessels involve the following activities:
•	Vessel maintenance and repair;

•	Planning and undergoing dry docking, special surveys and other major repairs;

•	Organizing and undergoing regular classification society surveys;

•	Crew selection and training;

•	Vessel spares and stores supply;

•	Vessel bunkering;

•	Contingency response planning;

•	Onboard safety procedures auditing;

•	Accounting;

•	Vessel insurance arrangement;

•	Vessel chartering;

•	Vessel hire management; and

•	Vessel performance monitoring.
Important Factors Affecting Our Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•	Available days. We define available days as the number of ownership days net of off-hire days associated with scheduled dry dockings or special and/or intermediate surveys and the aggregate number of days that is spent positioning the vessels. The shipping industry uses available days to measure the number of days in a period during which vessels are actually able to generate revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We will calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuation in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge ports. In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.
     The following summary financial information and data were derived from our unaudited financial statements for the three months ended March 31, 2006 and 2007, included as Exhibit 99.2 to this report. The historical data included below is not necessarily indicative of our future performance.
     All amounts in the tables below are in thousands of U.S. dollars, except for fleet data and average daily results.

	Three Months Ended
	March 31,
PERFORMANCE INDICATORS	2006	2007
EBITDA (1)	$(171)	$2,139

Fleet Data:
Average number of vessels (2)	3	3
Ownership days (3)	270	270
Available days (4)	270	270
Operating days (5)	270	258
Fleet utilization (6)	100%	96%

Average Daily Results:
Average TCE rate (7)	$6,081	$15,539
Vessel operating expenses (8)	3,822	5,237
Management fees (9)	500	500
General and administrative expenses (10)	1,600	1,326
Total vessel operating expenses (11)	$4,322	$5,737

(1)	EBITDA reconciliation to net income:

	Three Months Ended
	March 31,
	2006	2007
Net income (loss)	$(1,655)	$913
Depreciation and amortization	1,250	1,007
Interest and finance cost	234	219

EBITDA	$(171)	$2,139

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended
	March 31,
	2006	2007
Operating revenues	$2,444	$4,268
Voyage expenses and commissions	(802)	(259)
Net operating revenues	$1,642	$4,009
Available days	270	258
Time charter equivalent rates	$6,081	$15,539

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended
	March 31,
	2006	2007
Vessel operating expenses	$1,032	$1,414
Ownership days	270	270
Daily vessel operating expense	$3,822	$5,237

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expense and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
Results of Operations
Three months ended March 31, 2007 as compared to three months ended March 31, 2006
     REVENUES — Operating revenues for the three months ended March 31, 2007 were $4,268,000, an increase of $1,824,000 compared to $2,444,000 in operating revenues for the three months ended March 31, 2006. Revenues increased primarily as a result of increased charter rates achieved in the drybulk market during the three months ended March 31, 2007, reaching a daily TCE rate of $15,539 as compared to $6,081 during the period ended March 31, 2006.
     OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $1,414,000 in the three months ended March 31, 2007 as compared to $1,032,000 in the three months ended March 31, 2006. The comparative incremental expense of $382,000 includes approximately $230,000 associated with two unscheduled repairs during February 2007, causing expenses beyond normal operation and maintenance costs (i.e., main engine turbocharger of M/V Free Envoy; main generator of M/V Free Destiny) and approximately $90,000 for larger than normal lubricant and stores quantities on M/V Free Fighter for re-entering the market after undergoing dry docking and general survey (October through December 2006). Consequently, the daily vessel operating expenses per vessel, including the management fees paid to our affiliate, Free Bulkers, were $5,737 for the three months ended March 31, 2007, as compared to $4,322 for the three months ended March 31, 2006, an increase of 32.7%.
     VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were only $2,000 (expenses related to a cargo survey at owners’ expense) for the three months ended March 31, 2007 as compared to $637,000 for the three months ended March 31, 2006, since there were no voyage charters during the three months ended March 31, 2007.

     DEPRECIATION AND AMORTIZATION — For the three months ended March 31, 2007, depreciation expense totaled $812,000, as compared to $1,140,000 for the same period in 2006. The decrease in depreciation expense resulted primarily from the change of the estimated useful life of M/V Free Fighter to 30 years from 27 years, based on management’s re-evaluation of the useful life following the vessel’s regularly scheduled fifth special and docking surveys. For the three months ended March 31, 2007, amortization of dry dockings, special survey costs and amortization of financing costs totaled $212,000 as compared to $127,000 for the three months ended March 31, 2006. The increase in amortization expenses resulted primarily from the timing of dry docking and special survey costs for the M/V Free Fighter that were completed at the end of 2006.
     MANAGEMENT FEES — Management fees for each of the three months ended March 31, 2007 and March 31, 2006 totaled $135,000. Management fees are paid to our affiliate, Free Bulkers, for the technical management of our vessels and for certain accounting services related to the vessels’ operations. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee of $15,000 per vessel. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.
     COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — Commissions paid during the three months ended March 31, 2007 totaled $257,000, compared to $165,000 for the three months ended March 31, 2006. The commission fees represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of freight or hire collected from the employment of our vessels. Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk a fee equal to 1.25% of freight or hire collected from the employment of our vessels. The increase of $92,000 is directly related to the increase of operating revenues in the respective periods. General and administrative expenses, which included, among other things, international safety code compliance expenses, travel expenses and communications expenses, totaled $342,000 for the three months ended March 31, 2007 as compared to $432,000 for the three months ended March 31, 2006. Our general and administrative expenses decreased by 21% primarily due to our cost reduction efforts.
     COMPENSATION COST — For the three months ended March 31, 2007, compensation cost totalled $25,000, as compared to $163,000 for three months ended March 31, 2006. Compensation costs reflect non-cash, equity based compensation of our executive officers. The decrease is primarily a result of the departure of two of our executive officers in January 2007.
     FINANCING COSTS — Financing costs for the three months ended March 31, 2007 were $219,000 as compared to $245,000 for the three months ended March 31, 2006. Our financing costs represent the fees incurred and interest paid in connection with the bank loans for our vessels. The decrease in financing costs resulted primarily from reduction of outstanding debt due to the partial repayment of our bank loans.

     NET (LOSS)/INCOME — Net income for the three months ended March 31, 2007 was $913,409 as compared to net loss of $1,655,000 for the three months ended March 31, 2006. The net income for the three months ended March 31, 2007 resulted primarily from increased charter rates, decreased general and administrative expenses, decreased depreciation and amortization expense due to our decision during the three months ended March 31, 2007 to change M/V Free Fighter’s estimated useful life from 27 to 30 years. Additionally, there was a decrease in compensation cost of $138,000 for the three months ended March 31, 2007 as compared to the same period in 2006.
Liquidity and Capital Resources
     Our principal sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. We expect to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to implement our growth plan. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from these exercises would provide us with additional funds.
     Based on current market conditions, we believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for our existing vessels for the next 18 months, as well as the additional vessel we are currently under contract to purchase (as described above under “— Recent Developments”).
     On April 27, 2007, we sold the M/V Free Fighter for $11,075,000 and repaid $2,330,000 on Advance A and $2,470,000 on Advance B of the loans with First Business Bank using proceeds from the sale of that vessel to make these payments.
     On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase four secondhand drybulk carriers, the M/V Free Hero, M/V Free Jupiter, M/V Free Iris and M/V Free Gentleman, from non-affiliated parties for a total purchase price of $114.0 million. In accordance with the memoranda of agreement, we provided deposits totaling $11.4 million to the respective sellers of the above four vessels. We obtained the funds for the deposits from a $5.5 million draw on the $14.0 million unsecured shareholder loan described below and $5.9 million from our cash on hand, primarily resulting from the sale of the M/V Free Fighter in April 2007. We anticipated financing the remaining $102.6 million of the purchase prices of the above vessels, due upon their respective deliveries, by utilizing the following: (i) up to $68.0 million in a senior secured loan from HSH Nordbank AG; (ii) up to $21.5 million in a junior loan from BTMU Capital Corporation, an affiliate of the Bank of Tokyo Mitsubishi; (iii) the remaining $8.5 million of the $14.0 million unsecured shareholder loan (which was drawn down on June 22, 2007 as discussed further below); (iv) cash on hand from operations and (v) an overdraft credit facility of $4 million available from Hollandsche Bank — Unie N.V.
     We took delivery of the M/V Free Hero on July 3, 2007 and we paid the $22.7 million remaining balance, net of the deposit paid, of the $25.25 million purchase price using $20.4 million from the above described senior and junior financing sources and $2.3 million from cash on hand. The vessel is currently subject to a $14,500 per day time charter expiring in December 2008, with a charterer’s option for extension until February 2009. We expect to take delivery of the M/V Free Jupiter in August or September 2007. The purchase price for the M/V Free Jupiter is $47.0 million and we expect to utilize the above-described financing sources to pay the remaining $42.3 million balance of the purchase price due upon delivery.

     Due to a dispute between third parties unrelated to us and the sellers of the M/V Free Gentleman and M/V Free Iris, which would have resulted in the vessels not being delivered as per the terms of their respective memoranda of agreement, we decided, in agreement with the sellers, to terminate those agreements on July 27, 2007, with immediate return of the full deposits for such vessels totaling $4.25 million. We intend to seek to replace the two undelivered vessels with alternative tonnage of similar profile and return characteristics in an effort to expand our fleet in the Handysize/Handymax segment. We intend to utilize our available cash and the remainder of our existing credit facilities as described above for any future near term acquisitions.
     The $14.0 million loan from one of our principal shareholders was signed on May 7, 2007 and accrues interest on the outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40 million in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the note. Additionally, we agreed to issue to that shareholder, for every $1.0 million drawn under the loan, 50,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. On May 8, 2007, we drew down $5.5 million from the shareholder loan in connection with the deposits to be posted under the memoranda of agreement for the acquisition of the vessels. On June 22, 2007, we drew down the remaining $8.5 million from the shareholder loan in anticipation of taking delivery of the M/V Free Gentleman, which delivery, however, was never completed as discussed above. We have issued the shareholder 700,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share in connection with such draw downs.
     If we do acquire additional vessels in the future beyond the near-term acquisitions we seek to complete, then we will rely on funds drawn from our existing or new debt facilities, our working capital, proceeds from possible future equity offerings, and revenues from operations to meet our liquidity needs going forward.
     The M/V Free Destiny, the M/V Free Envoy and the M/V Free Fighter, the three Handysize drybulk carriers we owned during fiscal 2006, were 24, 22, and 24 years old, respectively. For financial statement purposes, we used an estimated useful life for a vessel of 27 years. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
     The next special survey of the M/V Free Destiny is scheduled to occur in the third quarter of 2007, when the vessel will be 25 years old. The next special survey of the M/V Free Envoy is scheduled to occur at the end of August 2008, when the vessel is 24 years old. The M/V Free Fighter underwent her regularly scheduled fifth special and docking surveys in November and December 2006. Based on the fifth special and docking surveys, conducted during the three months ended March 31, 2007, the estimated useful life of the M/V Free Fighter was changed to 30 years. If those special surveys do not require us to make extensive capital outlays to keep the vessels operating, then the M/V Free Destiny and M/V Free Envoy should continue in use for approximately another two and one-half years, after their respective special surveys.
     Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

Cash Flows
     OPERATING ACTIVITIES — Net cash from operating activities increased by $1,291,000 for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. This increase is primarily the result of an increase in net income.
     INVESTING ACTIVITIES — We did not use any cash in investing activities during the three months ended March 31, 2007 and 2006, respectively.
     FINANCING ACTIVITIES — Net cash used in financing activities during the three months ended March 31, 2007 was $280,000 compared to $2,008,000 for the three months ended March 31, 2006. The net cash used in financing activities during the three months ended March 31, 2007 includes $2,000,000 in short term debt payments, $500,000 in long term debt payments and quarterly $250,000 payments against shareholders’ loans. In January 2007, we drew down Advance B of $2,470,000 from our loan with First Business Bank. Both Advance A and Advance B of the respective loans were subsequently fully repaid on April 27, 2007 from the proceeds of the sale of the M/V Free Fighter.
Capital Requirements
     On May 1, 2007, we, through our wholly owned subsidiaries, entered into memoranda of agreement to acquire the M/V Free Hero and the M/V Free Jupiter. We took delivery of the M/V Free Hero on July 3, 2007 and we expect to take delivery of the M/V Free Jupiter in August or September 2007.
     These vessels will be acquired for a total price of $72.25 million from non-affiliated parties. The acquisition of the vessels will be financed through a combination of bank debt available for this purpose, a shareholder loan and our available cash on hand.
Long-Term Debt
     Our subsidiaries have obtained financing from unaffiliated lenders for their vessels.
     Adventure Two owns the M/V Free Destiny subject to a mortgage securing a loan in the original principal amount of $3,700,000 from Hollandsche Bank — Unie N.V. The loan bears interest at 1.95% above LIBOR, matures in 2008, and is payable in eight quarterly installments of $75,000 each beginning December 27, 2005, followed by one quarterly installment of $100,000, two quarterly installments of $500,000 each, and a balloon payment of $2,000,000 in 2008. The loan is secured by a first preferred mortgage on the vessel, our guarantee of $500,000 of the principal amount plus interest and costs, joint and several liability of Adventure Three, and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Two.
     Adventure Three owns the M/V Free Envoy subject to a mortgage securing a loan in the original principal amount of $6,000,000 from Hollandsche Bank — Unie N.V. The loan was amended in September 2005, pursuant to which the interest was reduced to 1.95% above LIBOR. The loan matures in December 2007, and is payable in 12 quarterly installments of $425,000 each commencing December 2005 with a balloon payment of $900,000 at final maturity. The loan is secured by a first preferred mortgage on the vessel, our guarantee of $500,000 of the principal amount plus interest and costs and pledges of (1) the rights and earnings under time charter contracts present or future, (2) rights under insurance policies and (3) goods and documents of title that may come into the bank’s possession for the benefit of Adventure Three. In June 2006, we borrowed an additional $2,000,000 from Hollandsche Bank — Unie, which amounts were also secured by the M/V Free Envoy and were used to pay principal and interest due to Egnatia Bank, S.A. under its loan to Adventure Four. On January 12, 2007, the additional $2,000,000 borrowed from Hollandsche Bank — Unie was paid off from the proceeds of a loan from First Business Bank, S.A. to Adventure Four described below.

     Adventure Four owned the M/V Free Fighter subject to a mortgage securing a loan in the original principal amount of $4,800,000 from First Business Bank. The loan bared interest at the rate of LIBOR plus 2% and was payable in twelve quarterly installments of $315,000 each, with the first payment due in April 2007, and a balloon payment of $1,020,000 payable along with the last installment. This loan was secured by the vessel, an assignment of income from the vessel, our corporate guarantee and a letter of undertaking from Free Bulkers. The loan from First Business Bank was repaid in April 2007 in connection with the sale of the M/V Free Fighter.
     Each of the loan agreements also includes affirmative and negative covenants of Adventure Two, Adventure Three and Adventure Four, as applicable, such as maintenance of operating accounts, minimum cash deposits and minimum market values. Adventure Two, Adventure Three and Adventure Four are further restricted under their respective loan agreements from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior written consent of the lenders.
     We also had outstanding, as of March 31, 2007, two interest-free loans from our former principal shareholders with an aggregate principal balance, net of discount which results from accounting for the loans at their fair value, of $2,324,000, the proceeds of which were used to acquire our vessels. These loans were modified in April 2005 and October 2005 to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, commencing on March 31, 2006, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that we raise additional capital of at least $12,500,000. Before these modifications, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006. On January 5, 2007, the shareholder loans due to one of our former shareholders were sold to The Mida’s Touch, S.A., a company controlled by Ion G. Varouxakis, our chairman, chief executive officer and president and one of our principal shareholders, for the principal amount then outstanding. The Mida’s Touch subsequently sold a portion of this loan to FS Holdings Limited, also one of our principal shareholders.
     We have financed a portion of the purchase price of the M/V Free Hero, and intend to finance the M/V Free Jupiter and any vessels that we may acquire to replace the M/V Free Iris and M/V Free Gentleman. In this regard, with respect to our initial agreement to purchase the M/V Free Hero, M/V Free Jupiter, M/V Free Iris and M/V Free Gentleman, we received a loan commitment from HSH Nordbank AG and BTMU Capital Corporation with respect to senior and junior loan facilities of approximately $89,500,000. HSH Nordbank AG has indicated that these facilities will be available upon similar terms to acquire suitable replacement vessels for the M/V Free Iris and the M/V Free Gentleman. We have also amended our existing credit agreement with Hollandsche Bank — Unie N.V. to provide for an additional $4,000,000 overdraft facility. We have also obtained a $14,000,000 principal amount non-amortizing, unsecured loan from FS Holdings Limited, one of our principal shareholders.
     FS Holdings Limited Loan. On May 7, 2007, FS Holdings Limited, one of our principal shareholders, agreed to loan us up to $14,000,000 pursuant to an unsecured promissory note for the purpose of financing the acquisition of four new vessels (including the M/V Free Hero). The loan can be drawn down by us in tranches of at least $250,000 per draw until the earlier of (i) October 31, 2007, (ii) the termination of a memorandum of agreement with respect to the purchase of a new vessel and (iii) the date of an occurrence of an event of default under the note. The note accrues interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000,000 in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities or (iii) the date of acceleration of the amounts due under the note. The loan is prepayable by us, upon 30 days’ prior written notice to FS Holdings, in whole or in part, in increments of not less than $500,000. Additionally, we have agreed to issue to FS Holdings, for every $1,000,000 drawn under the loan (or pro rata portion thereof), $50,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. Each warrant is exercisable to purchase one share of our common stock. We have issued 700,000 warrants to acquire shares of our common stock pursuant to this loan. The loan has been fully drawn.

     Hollandsche Bank — Unie N.V. Credit Facility. We have renegotiated our credit agreement with Hollandsche Bank — Unie N.V. to provide for an additional $4,000,000 overdraft facility. Our borrowing limit under this new portion of the overdraft facility will be reduced to zero on June 1, 2008. The amended credit agreement also provides that this $4,000,000 overdraft facility will be repaid from the proceeds of a private placement or a public offering of equity securities. The maturity date of the facility may be extended in the discretion of the bank, depending on our financial condition. The security for this facility includes, (i) mortgages on the M/V Free Destiny and M/V Free Envoy, (ii) pledges of rights and earnings under time charter contracts, (iii) pledges of rights under certain insurance policies and (iv) our $500,000 corporate guarantee.
Critical Accounting Policies
     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.
     Impairment of long-lived assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis.
     Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate each of our vessels on a straight-line basis over its estimated useful life, which during fiscal 2006 was estimated to be 27 years from date of initial delivery from the shipyard for all of our vessels. We believe that a 27-year depreciable life is consistent with that of other shipping companies. During the three months ended March 31, 2007, we changed the estimated useful life for the M/V Free Fighter to 30 years. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $250 per lightweight ton, as of December 31, 2006, which we believe is common in the shipping industry. Prior to July 1, 2005, we had estimated the residual value of our vessels to be $150 per lightweight ton. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our vessels. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.
     Deferred dry-dock and special survey costs. Our vessels are required to be dry-docked approximately twice in any 60-month period for major repairs and maintenance that cannot be performed while the vessels are operating. The vessels are required to undergo special surveys every 60 months that occasionally coincide with dry-docking due dates, in which case the procedures are combined in a cost-efficient manner. We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and amortized on a straight line basis over the period through the date the next dry-docking or special survey becomes due. If a special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.
     Costs capitalized as part of the dry dock include all work required by the vessel’s classification societies, which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of water ballast tanks, cargo holds, steelworks, piping works and valves, machinery work and electrical work.
     All work that may be carried out during dry-dock time for routine maintenance according to our planned maintenance program and not required by the vessel’s classification societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of resulting gain or loss in the year of the vessel’s sale.
     Accounting for revenues and expenses. Revenues and expenses resulting from each time charter are accounted for on an accrual basis. Time charter revenues are recognized on a straight-line basis over the rental periods of such signed charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. Time charter revenues received in advance are recorded as a liability until charter service is rendered.
     Vessel operating expenses are accounted for on an incurred basis. Certain vessel operating expenses payable by us are estimated and accrued at period end.
     We generally enter into profit-sharing arrangements with charterers, whereby we may receive additional income equal to an agreed upon percentage of net earnings earned by the charterer, where those earnings are over the base rate of hire, to be settled periodically, during the term of the charter agreement. Revenues generated from profit-sharing arrangements are recognized based on the amounts settled for a respective period.
     Insurance Claims. Insurance claims comprise claims submitted and/or claims in the process of compilation or submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. The insurance claim recoveries receivable are recorded, net of any deductible amounts, at the time when the fixed asset suffers the insured damages and the damage is quantified by the insurance adjuster’s preliminary report or when crew medical expenses are incurred and management believes that recovery of an insurance claim is probable. The non-recoverable amounts are classified as operating expenses in our statement of operations. Probability of recovery of a receivable is determined on the basis of the nature of the loss or damage covered by the policy, the history of recoverability of such claims in the past and the receipt of the adjuster’s preliminary report on the quantification of the loss. We pay the vendors involved in remedying the insured damage, submits claim documentation and upon collection offsets the receivable. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

New Accounting Policy
     Effective January 1, 2007, we have adopted Financial Accounting Standards Board Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48.
Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our future consolidated financial statements.